FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: August 16, 2005	By: “Fred George” Fred George President

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2	Date of Material Change

August 16, 2005

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on August 16, 2005

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel:   902-468-0614

Item 9	Date of Report

August 16, 2005

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 11-2005	August 16, 2005

Construction and Development of Ocampo Gold-Silver Project Remains
On-Schedule and On-Budget for Production in the First Quarter of 2006

331 New Holes Drilled at Ocampo Since June 10, 2004 cut off for Data Included in Last Resource/Reserve Calculation. Latest Drilling Continues to Deliver Positive Results and will be Incorporated in New Resource/Reserve Study to be Completed by Year-End. Gammon Lake Expects this to Result in a Significant Expansion of Resources/Reserves at Ocampo.

Newly Released Hole OU-280 Intersects 2.3-Metres Grading 58.98 Grams per Tonne Gold and 1,999 Grams per Tonne Silver, for a Gold-equivalent Grade of 89.7 Grams per Tonne, and Includes 0.8-Metres Grading 165.50 Grams per Tonne Gold and 5,630 Grams per Tonne Silver, for a Gold-equivalent Grade of 252.1 Grams per Tonne (8.1 Ounces per Tonne Gold-equivalent).

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce the results from the latest 54 exploration drill holes drilled at the Company’s 100%-owned Ocampo Gold-Silver Project. These results are from step-out and in-fill drilling completed in both the Northeast Underground Area and the Open Pit Area of the Ocampo Project, and will be incorporated into an updated resource and reserve study to be completed prior to the end of the 2005 calendar year.

The results reported in this press release are from drilling conducted after the June 10, 2004, cut off date for data included in the Company’s current resource/reserve calculations, completed in September and November 2004. Since June 2004, Gammon Lake has continued an aggressive exploration program at the Ocampo Project focused on upgrading inferred resources as well as expanding the overall project resource/reserve base through the exploration of secondary targets identified on the property. A total of 331 holes have been drilled at Ocampo since the June 10, 2004 cut off. The Company intends to complete a revised resource/reserve calculation prior to the end of the 2005 calendar year, incorporating a sizable amount of data from ongoing exploration. This is expected to result in a significant expansion of resources/reserves, which as of the June 10, 2004 cut off date stood at:

Table 1: Ocampo Resource / Reserve Summary

(based on data compiled from drilling prior to June 10, 2004)

	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes (000's)	Ounces Gold	Ounces Silver	Ounces Gold- Equivalent

Proven & Probable Reserves	1.25	52	2.1	33,561	1,349,000	56,192,000	2,261,000

Measured & Indicated Resources	1.46	61	2.4	39,245	1,847,000	76,682,000	3,030,000

Inferred Resources	3.75	188	6.7	21,156	2,552,000	127,770,000	4,528,000

For calculating proven & probable reserves gold-equivalent values were based on 61.54 grams of silver = 1 gram of gold, based on US $400/oz gold and US $6.50/oz silver. For measured & indicated and inferred resources, gold-equivalent values were based on 65 grams of silver = 1 gram of gold, based on US $375/oz gold and US $5.77/oz silver. For full details of resource / reserve calculations please refer to press releases #8-2004 and #9-2004, dated September 7, 2004 and November 11, 2004, respectively. Proven and probable reserves are a subset of measured and indicated resources.

(Continued on page 2)

In the current round of exploration drilling, 39 new holes drilled in the Northeast Underground Area of the project produced 42 intercepts above a 3.0 gram per tonne underground cut off grade. Highlights include hole OU-280 intersecting 2.3-metres grading 58.98 grams per tonne gold and 1,999 grams per tonne silver, for a gold-equivalent grade of 89.7 grams per tonne. Included in this interval is 0.8-metres grading 165.50 grams per tonne gold and 5,630 grams per tonne silver. This equates to a gold-equivalent grade of 252.2 grams per tonne, or 8.1 ounces per tonne. Hole OU-273 encountered 1.0-metre grading 65.00 grams per tonne gold and 2,590 grams per tonne silver, for a gold-equivalent grade of 104.8 grams per tonne, or 3.4 ounces per tonne.

Significant results from drilling in the Northeast Underground Project area are summarized in Table 2, below:

Table 2: Newly Reported Drill Results from the Northeast Underground Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent 65:1 (g/t)

Maria	OU-244	141.0	144.0	3.0	2.17	103	3.8

San Juan	OU-245	179.0	182.0	3.0	3.11	49	3.9

Maria	OU-246	174.0	175.0	1.0	22.40	256	26.3

San Juan	OU-248	192.7	193.7	1.0	2.47	133	4.5

New Vein	OU-250	99.0	100.5	1.5	4.55	<5	4.6

San Juan	OU-252	200.0	202.0	2.0	5.12	196	8.1

Maria	OU-253	141.0	144.0	3.0	1.83	121	3.7

San Juan	OU-255	207.0	208.0	1.0	7.76	30	8.2

San Juan	OU-257	144.0	148.0	4.0	6.39	457	13.4
	includes	144.0	145.0	1.0	16.90	559	25.5

San Juan	OU-257	154.0	155.0	1.0	0.97	180	3.7

Maria	OU-258	148.9	149.7	0.8	2.76	27	3.2

Maria	OU-260	149.2	150.0	0.8	4.42	21	4.7

Maria	OU-263	180.6	183.0	2.4	6.86	317	11.7

Maria	OU-264	172.0	175.0	3.0	7.18	21	7.5
	includes	174.0	175.0	1.0	16.15	42	16.8

Chica Rica	OU-265	35.0	37.0	2.0	4.58	86	5.9

Chica Rica	OU-267	31.9	32.7	0.8	3.23	193	6.2

Aventurero	OU-267	203.7	204.7	1.0	7.14	158	9.6

Chica Rica System	OU-269	27.9	29.2	1.3	0.96	73	2.1

Aventurero	OU-269	216.4	217.4	1.0	0.02	211	3.3

New Vein	OU-271	47.2	48.8	1.6	5.89	319	10.8

Balvanera	OU-272	48.2	49.3	1.1	2.41	47	3.1

Balvanera System HW	OU-272	69.0	70.0	1.0	0.95	154	3.3

Las Animas	OU-272	173.6	184.5	10.9	4.84	120	6.7
	includes	174.6	175.6	1.0	15.95	330	21.0

La Esperanza	OU-273	49.3	50.3	1.0	65.00	590	104.8

San Juan	OU-273	148.5	151.8	3.3	13.05	742	24.5
	includes	149.5	150.6	1.1	26.20	760	53.3

Chica Rica System	OU-275	10.5	12.0	1.5	3.02	15	3.3

Chica Rica	OU-275	25.3	27.0	1.7	5.19	160	7.7

Chica Rica System	OU-275	46.5	48.0	1.5	6.31	<5	6.3

Balvanera	OU-276	53.0	54.0	1.0	3.48	12	3.7

Las Animas System	OU-276	123.0	124.5	1.5	3.05	111	4.8

(Table continued on page 3)

Table 2: Newly Reported Drill Results from the Northeast Underground Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent 65:1 (g/t)

Las Animas	OU-276	151.0	152.0	1.0	1.78	213	5.1
	and	166.0	169.0	3.0	3.39	49	4.1

La Esperanza System	OU-277	42.0	43.5	1.5	2.47	40	3.1

La Esperanza	OU-277	49.6	51.3	1.7	2.97	233	6.5

San Juan	OU-277	136.0	137.0	1.0	6.82	595	16.0

La Esperanza	OU-278	42.0	43.0	1.0	1.81	72	2.9

San Juan	OU-278	139.0	140.0	1.0	7.47	463	14.6

La Esperanza	OU-280	60.8	63.0	2.2	6.29	275	10.5

San Juan System	OU-280	133.5	134.5	1.0	3.22	7	3.3

San Juan	OU-280	151.5	153.8	2.3	58.98	999	89.7
	includes	153.0	153.8	0.8	165.50	630	252.1

Los Muertos	OU-281	144.9	146.1	1.2	1.96	69	3.0

Las Animas	OU-282	188.0	193.4	5.4	3.57	177	6.3
	includes	189.0	190.0	1.0	5.63	421	12.1

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not necessarily true widths. Holes OU-247, 249, 254, 256, 259, 261-262, 266, 268, 270, 274 & 279 encountered low grades. Hole OU-251 was abandoned.

Drilling in the Ocampo Open Pit Area Returns High Grade Results.

Drilling conducted in the Open Pit Area of the project, in the latest round of newly reported results, returned 18 intercepts above an open pit cut off grade of 0.3 grams per tonne, in 15 holes. Drilling in this area of the project has encountered a number of high grade intervals significantly above the 0.3 gram per tonne cut off. Examples include hole OG-312 grading 6.1 grams per tonne gold-equivalent (3.22 g/t gold and 188 g/t silver), over 3-metres, and hole OG-311 grading 2.6 grams per tonne gold-equivalent (1.05 g/t gold and 98 g/t silver), also over a 3-metre interval.

Results from drilling in the open pit area also continue to demonstrate shallowly emplaced mineralization over significant interval widths. Highlights include hole OG-310 grading 0.73 grams per tonne gold and 44 grams per tonne silver, for a gold-equivalent grade of 1.4 grams per tonne, from surface, to a depth of 29.0-metres. Included within this interval is 1.0-metres grading 11.85 grams per tonne gold and 641 grams per tonne silver, or 21.7 grams per tonne gold-equivalent. Significant new results from drilling in the Open Pit Project area are summarized in Table 3, below:

Table 3: Newly Reported Drill Results from the Open Pit Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent 65:1 (g/t)

San Ramon	OG-298	54.0	57.0	3.0	0.78	15	1.0
	and	136.0	139.0	3.0	0.16	37	0.7
	and	193.5	196.5	3.0	0.66	60	1.6

San Ramon	OG-300	88.5	98.0	9.5	0.18	10	0.3

San Ramon	OG-301	173.0	192.0	19.0	0.91	12	1.1

Picacho Pit Wall	OG-303	59.0	69.0	10.0	0.19	11	0.4

Refugio Pit Wall	OG-304	0.0	39.0	39.0	0.30	5	0.4

Refugio Pit Wall	OG-305	20.5	27.0	6.5	0.38	39	1.0

Refugio Footwall	OG-305	190.0	207.0	17.0	0.50	15	0.7

(Table continued on page 4)

Table 3: Newly Reported Drill Results from the Open Pit Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent 65:1 (g/t)

Refugio Pit Wall	OG-306	71.0	92.0	21.0	0.32	9	0.5

Refugio Footwall	OG-307	154.0	155.0	1.0	13.15	12	13.3

Plaza de Gallos Pit Wall	OG-308	72.0	76.0	4.0	0.71	48	1.4

Refugio Pit Wall	OG-309	0.0	24.0	24.0	0.40	16	0.6
	and	71.0	75.0	4.0	0.47	27	0.9

Refugio Pit Wall	OG-310	0.0	29.0	29.0	0.73	44	1.4
	includes	13.0	14.0	1.0	11.85	641	21.7

Plaza de Gallos Pit Wall	OG-311	39.4	42.4	3.0	1.05	98	2.6

Plaza de Gallos Footwall	OG-311	368.0	387.0	19.0	1.15	<5	1.2

Refugio Pit Wall	OG-312	9.0	12.0	3.0	3.22	188	6.1
	and	14.0	18.6	4.6	0.48	17	0.7

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not necessarily true widths. Holes OG-299 & 302 encountered low grades.

Corporate Update on Mine Construction and Development Progress

Mine construction at the Ocampo Project remains on-budget and on-schedule for gold-silver production to commence within the first quarter of the 2006 calendar year.

Ground breaking for the construction of the Ocampo underground and open pit mines and two surface processing facilities began in early March 2005. Through July 31, 2005, the following milestones have been achieved: All major earthworks for the water dam, heap leach crushing facilities, overland conveyor (1.3-kilomtres), and phase one heap leach pads for the first 10-million tonnes of heap leach ore, construction of seven support service buildings, eight staff hotels including a new kitchen and restaurant, and KCA contractors camp for 500 men, procurement of project power generation and distribution facilities, and construction of milling and precious metals recovery facilities were awarded and are complete, or in various stages of completion. Kappes Cassiday and Associates (KCA), Gammon Lake Resources’ Engineering and Procurement Construction Management (EPCM) contractor has directed and managed all of the contracts. As of July 31, 2005, the earthworks for all major areas, with the exception of the heap leach, CCD and precious metals leach and recovery and the refinery and tailings areas are nearly completed. Work continues on the southern portion of the mill area to achieve construction grade. Six of the seven planned staff hotels have been completed and equipped, and are ready for Gammon Lake operations staff to take up residence. The phase 1 of the contractors’ camp for housing and feeding more than 250 men is completed and partially occupied by contractors.

Nearly all of the major components for the heap leach crusher area have been delivered to site, with the remaining components to be delivered upon completion of the concrete installations. These are expected to be completed by early September.

Site clearing in the start-up open pit area, an area encompassing more than 200-hectares, began in June. The pioneering of a suite of roads (approximately 13-kilometres) providing production access to three of the open pits continues in high gear. Initial open pit ore extracted will be stockpiled next to the primary crusher to be processed and placed on the heap leach pads immediately following the commissioning of the crushing, overland conveyor and heap leach facilities, scheduled for mid-November, 2005.

(Continued on page 5)

Initial extraction of ore from the developed portions of the upper level of the underground mine began in early July with the designation of two stopes to be used to take into production. Gammon Lake plans to develop a number of stopes through the end of this calendar year and into 2006, before full production is required. Approximately 30% of the ore will be extracted from a sequence of selected stopes on two levels, and stockpiled for the completed mill facilities, scheduled for the first quarter of 2006.

Gammon Lake is pleased to announce changes to its Board of Directors in preparation for the commencement of production at the Ocampo Gold-Silver Project. The Board of Directors consists of management directors, Fred George (Chairman and President), Bradley H. Langille (Chief Executive Officer), Colin P. Sutherland (Chief Financial Officer) and Alejandro Caraveo (Ocampo Logistics), and independent directors, Dale M. Hendrick (Chair of the Audit Committee), Kent L. Noseworthy, Frank Conte and Canek Rangel. Messrs. Noseworthy, Conte and Rangel are new appointments to the Board. Mr. Noseworthy has been a lawyer in Halifax for over 20 years. Mr. Conte is a retired executive of Saputo Inc., and Mr. Rangel is a mining engineer and businessman in Mexico. Messrs. Noseworthy, Conte and Rangel will make valuable additions to the Board as Gammon Lake prepares for gold-silver production, scheduled to commence in the first quarter of 2006. Messrs. Ian A. Shaw and Patrick Reid have resigned from the Board of Directors and Gammon Lake thanks them for their contributions.

All of Gammon Lake’s mobile mining equipment has been purchased, with the majority having been delivered to site, or scheduled for delivery to Ocampo for the operating fleet build-up. KCA reports that as of July 31, 2005, 69% of the funds necessary for construction have been committed. The construction of the heap leach and commissioning of mill facilities remains on course for completion by the first quarter of 2006, along with the open pit and underground mines at full production.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 40-F (File No. 001-31739), which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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